Exhibit 99.1

18 December 2015

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech agrees to acquire marketed oncology product, Zuplenz®, from Galena Biopharma, Inc.

~Zuplenz® (ondansetron) oral soluble film prevents post-operative, chemotherapy- and radiation-induced nausea and vomiting~

Midatech Pharma (AIM: MTPH), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, today announces that it has entered into an agreement to acquire Zuplenz® (ondansetron), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. (NASDAQ: GALE) for the prevention of chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV), (the “Acquisition”).

Zuplenz®, launched in the United States in July 2015, is an anti-emetic, which does not need to be injected or swallowed, offering patients a differentiated alternative. Midatech expects that the acquisition of Zuplenz® will leverage its commercial infrastructure in the United States, following the acquisition of DARA BioSciences, and is complementary to Midatech’s three existing marketed oncology products. With patent protection until at least 2029, Zuplenz® is targeting an estimated $4.6bn market by 20181 and is expected to add to Midatech’s growing revenues.

Midatech will pay a total up front consideration of $3.75 million in cash, with further cash payments, totalling up to $26 million, becoming payable if certain sales milestones are achieved, which are expected to be self-financed by milestone-generated cashflow. Following the Acquisition, Management expects cash reserves to be c.£16 million at the financial year-end. The transaction is expected to be completed on or prior to Thursday, December 24, 2015, subject to customary closing conditions.

Since closure of the DARA BioSciences acquisition, significant integration has already occurred and the resultant benefits are already evident in the enlarged group with increased revenues.

Commenting on the announcement, Dr. Jim Phillips, CEO of Midatech Pharma, said: “The acquisition of Zuplenz® is a highly-complementary addition to our newly-acquired, marketed oncology portfolio. With Zuplenz® expected to add to our fast-growing revenue, we believe this acquisition will help drive the Group further towards profitability.”

- Ends -

[1]	Antiemetic Drugs: World Industry and Market Analysis 2014-2024

For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)

Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman

Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)

Mary-Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and three marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About Zuplenz® (ondansetron) Oral Soluble Film

Zuplenz® (ondansetron) Oral Soluble Film, is approved by the U.S. Food and Drug Administration for use in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting (CINV), radiotherapy-induced nausea and vomiting (RINV), and post-operative nausea and vomiting (PONV). Zuplenz® is also approved in paediatric patients with moderately emetogenic CINV. Nausea and vomiting are two of the most common side-effects experienced by post-surgery patients and patients receiving chemotherapy or radiation therapy.

Zuplenz® utilises MonoSol’s proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than 30 seconds, therefore eliminating the burden of swallowing pills during periods of emesis. The active pharmaceutical ingredient in Zuplenz®, ondansetron, belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting. For more information on Zuplenz®, please visit www.Zuplenz.com.

About Galena Biopharma, Inc.

Galena Biopharma, Inc. is a biopharmaceutical company committed to the development and commercialization of targeted oncology therapeutics that address major unmet medical needs. Galena’s development portfolio is focused primarily on addressing the rapidly growing patient populations of cancer survivors by harnessing the power of the immune system to prevent cancer recurrence. The Company’s pipeline consists of multiple mid- to late-stage clinical assets, including novel cancer immunotherapy programs led by NeuVax™ (nelipepimut-S) and GALE-301. NeuVax is currently in a pivotal, Phase 3 clinical trial with several concurrent Phase 2 trials ongoing both as a single agent and in combination with other therapies. GALE-301 is in a Phase 2a clinical trial in ovarian and endometrial cancer and in a Phase 1b given sequentially with GALE-302. For more information, visit www.galenabiopharma.com.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the timing of the completion of the acquisition of Zuplenz®, the anticipated benefits thereof, our expected revenues, market and growth opportunities and other benefits associated with the acquisition of Zuplenz® and other statements that are not historical fact. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to, the ability of the parties to consummate the proposed acquisition of Zuplenz®, if at all, satisfaction of the conditions precedent to the closing of the acquisition of Zuplenz®, operational challenges in achieving our objectives with respect to Zuplenz®, achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission (“SEC”), which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.